Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

Pinnacle Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

723479101

(CUSIP Number)

June 23, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723479101
(1) Names of reporting persons JUREI LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization NEVADA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 1
(6) Shared voting power 1
(7) Sole dispositive power 1
(8) Shared dispositive power N/A
(9) Aggregate amount beneficially owned by each reporting person 4,500,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 14.76
(12) Type of reporting person (see instructions) oo

Item 1(a) Name of issuer: PINNACLE RESOURCES INC.

Item 1(b) Address of issuer's principal executive offices:
9600 E. Arapahoe Road
Ste 260
Englewood, CO 80112

Item 2(a) Name of person filing:
JUREI LLC

2(b) Address or principal business office or, if none, residence:
3540 W. Sahara
Apt. 479
Las Vegas, Nevada 89102

2(c) Citizenship:
Nevada

2(d) Title of class of securities:
Common

2(e) CUSIP No.:
723479101

Item 3. N/A

Item 4. Ownership

(a) Amount beneficially owned: 4,500,000

(b) Percent of class: 14.76

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 4,500,000

(ii) Shared power to vote or to direct the vote 4,500,000

(iii) Sole power to dispose or to direct the disposition of 4,500,000

(iv) Shared power to dispose or to direct the disposition of N/A

Item 5. Ownership of 5 Percent or Less of a Class. N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. N/A

Item 8. Identification and Classification of Members of the Group N/A

Item 9. Notice of Dissolution of Group. N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2009
Jurei LLC
By: /s/ Curtis J. Bernhardt
Managing Member